Exhibit 99.1

Kornit Digital acquires the digital direct to garment printing assets of a North American distributor, SPSI

Strategic move will enhance Kornit’s access to the North American market and drive increased customer intimacy

ROSH-HA'AYIN, Israel, July 01, 2016 (GLOBE NEWSWIRE) -- Kornit Digital (NASDAQ:KRNT), a worldwide market leader in digital textile printing technology, has announced the acquisition of the digital direct to garment printing assets of SPSI, Inc., a leading North American distributor and service provider for graphic arts, printing and garment decoration solutions. Kornit believes the acquisition is highly strategic as it will help improve connectivity with customers by expanding its leadership position in the digital textile market as well as providing direct access to a large number of traditional screen printing customers.

Kornit and SPSI have been partners since 2004, with SPSI acting as a trusted distributor of Kornit’s digital printing solutions in the majority of the western United States. SPSI’s network of logistics and marketing locations in Minnesota, Texas, Kentucky and Kansas has contributed to the successful development of a broad base of customers that utilize Kornit’s solutions in the regions on which SPSI focuses.

Commenting on the announcement, Gabi Seligsohn, CEO of Kornit Digital, said, “This acquisition will improve Kornit’s time to market while increasing customer intimacy within the rapidly growing digital direct-to-garment printing industry. The acquisition also provides access to a large screen printing customer base which is poised to switch to digital technology over the next several years.”

Kornit and SPSI’s management teams will collaborate closely to ensure continuity in customer-facing, day-to-day operations and contacts will remain intact along with all existing ordering processes until a proper transition can be executed. In connection with the transaction, Tom Codute, SPSI’s President, will dedicate significant focus and attention to ensure continuity during the integration period and beyond.

The acquisition will not affect the collaboration between Kornit and Hirsch, the company’s other large distributor in the Eastern half of the United States and California. Both companies will continue to work together and strengthen the existing partnership to drive growth within Hirsch’s sales region.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the company's objectives, plans and strategies and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: our success in integrating the digital direct to garment printing assets of SPSI into our existing business; our ability to increase time-to-market and improve customer intimacy and our ability to increase our customer base, and those factors referred to under "Risk Factors" in the company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 17, 2016. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About Kornit Digital

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial and commercial printing solutions for the garment, apparel and textile industries. Leading the digital textile printing market with its exclusive eco-friendly NeoPigment process, it caters directly to the needs of the entire textile printing value chain, from designers to manufacturers, apparel decorators and fashion brands. With its immense experience in the direct-to-garment market, Kornit Digital is also revolutionizing the roll fabric industry with its single step solution that enables printing with a single ink set onto multiple types of fabric and with no additional finishing process. Founded in 2003, Kornit Digital is a global company with offices in the USA, Asia Pacific and Europe and serves customers in more than 100 countries worldwide. For more information, visit Kornit Digital at www.kornit.com.

Press contact

Oliver Luedtke

Head of Global PR

Tel. +49 211 200 55 200

oliver.luedtke@kornit.com